PEOPLE FINANCE
2021 Report

Dear investors,

Dear Investors,

It has been an exciting year for our company, which underwent a significant change in 2022 with the rebranding of our company from Stonks Trading to People Finance. This change reflects our commitment to building financial products that truly benefit people, and we believe that the new name embodies our mission and values.

One of the highlights of the year was the launch of our trading web application, which has been well-received by our customers and has contributed significantly to our growth. We continue to see strong user adoption and engagement, and we are confident that this product will continue to be a key growth driver for our company.

In addition to our trading app, we are excited to announce that we continue to see growth in our waitlist for banking products. This demonstrates the demand for our products and the confidence that our customers have in our ability to deliver high-quality financial solutions.

Looking ahead to 2023, we have an ambitious roadmap that includes the launch of several new products and features. In the coming year, we plan to introduce checking accounts and debit cards in late Q1, and we will also be launching other consumer lending products.

To support these efforts, we will be launching our final raise on Wefunder for approximately $500,000, and we believe that this funding will help us to achieve our goal of acquiring 25,000 users by summer 2023. We are excited about the opportunity to bring our innovative financial products to even more customers and to continue expanding our product offerings in the coming year.

We are cognizant of the current financial landscape and have taken steps to significantly reduce our burn in order to make sure that we are well-positioned to launch our ambitious roadmap in 2023 and take advantage of over-bloated competition. We believe that this approach will help us to achieve long-term sustainability and success.

Overall, we are proud of the progress we have made in 2022 and are excited about the opportunities that lie ahead. We believe that our strong product portfolio and growing customer base position us well for continued success in the coming year.

Thank you for your continued support, and we look forward to updating you on our progress in the future.

—

Best,

Anthony Hughes

CEO | People Finance

We need your help!

We need help in 3 major areas as we approach 2023:

We need help getting the word out for our high-yield savings account coming in Q1. If we all pitch in and help get the word our than this will significantly reduce our marketing budget! Second, please sign-up for an account so that we can grow our daily active users and boost our numbers heading into the new year. Finally, join our weekly AMAs and get involved in the community!

Sincerely,

Our Mission

In 5 years People Finance will have a Federal Banking Charter 5M customers with a balance sheet of $20b+

See our full profile

How did we do this year?

Report Card

B+





The Good

- Web Application went live with continued user adoption.
- Stabilized our backend infrastructure.
- Significantly reduced our burn.

The Bad

- Slow down in development due to reduced burn.
- Trading volume dipped due to market conditions.
- Slow to get our Android app launched.

2021 At a Glance

February 3 to December 31



$0
Revenue



$0
Net Profit



IOU!

$0
Short Term Debt



$368,907
Raised in 2021



$100,000
Cash on Hand
As of 03/31/21

We ❤ Our 310 Investors

Thank You For Believing In Us

April Symoens	Shawn Reinard	Alexander Clarence McInt...	Kayle Glover	Ty Sharpe	Eric Novak	Samantha Wroughton
Jason Brausewetter	Jake Lyon	Travis Haberjak	Dwayne Gousby	Patrick Spaulding Ryan, P...	Patrick S Ryan PhD	M Rezaul Karim
Robert Vining	Frank Diveglio	Nelson Nathan	Victor Pérez-Cotapos	Dominick Savillo	Joel Grasman	Joseph Lizyness
Brad Kessler	Hatem Rowaihy	Omar Shehab	Michael Rains	Alexander Clarence McInt...	Robert Vining	Michael Potter
Ganesh Pawar	Carlo Echano	Lawrence Ayokunnu Banj...	Sadhasivaraj Nadarajan M...	Linda E Carlson	Steven Pong	Lucas Raab
Michael Rains	Sekou Diakite	Alexander Clarence McInt...	Mike Brown	Mike Brown	M Rezaul Karim	David Michael Brown
Randy Gill	Jarad Miller	Keith Austin	Kevin Compton	Michael Hufnagel	Trent Bottolfsen	Antonio Luna
Ashley VanBrocklin	Benjamin McKnight	Erick Guzman	Niko Hughes	Amanda O'Brien	Jason Simon	Elliot Olson
Terry Rose	Tyler Wojtowicz	Chad Reiners	Donald Bradley Lohmeier	Jason Englund	Magnus Drake Proxtend	Chanda White
Sean Harrington	Andrei Piskoun	Jon Michael Dalrymple	Daniel Peña	Anthony Mangum	J Durst	Kristen Pennell
Robert Nordland	Allen Lambes	Dillion Preston	Roderick Herron	Anthony Maciag	Jon Gunn	Andres Guzman
Jillian Ivey Sidoti	Christian Ramirez	STEVEN KROSS	Chad Krajicek	Jon Michael Dalrymple	Adrian Najar	Trent Bottolfsen
Andre Todd Sr.	Cory Anastasi	Stijn De Wijs	Jacob Paulson	Vinh Nguyen	Randy Gill	Benjamin Zenner
Kevin Parrish	Jeni Boerger	Evan Thomas	Robert Hopper Jr	Robert Nordland	Michelle Rawley	Andrei Piskoun
Erik Lyle Paulsen	Amanda O'Brien	J Durst	Jessica Hogenson	Victor J Darby	Sean Roberson	Benjamin Zenner
Ashley VanBrocklin	Ryan Ross Dudzinski	Caroline Witte	Alfonso Selva	Rituraj Yadav	Randy Gill	Enric Espi Mollá
Steve Rowley	Heather Lavon Harvey	Nicolas Suarez	Trent Bottolfsen	Alfred Mbwembwe	Nathaniel Jue	Colton Williams
Kranthi Sitammagari	Skyler Rogers	Jamaia Hampton-Simmons	Calvin Nguyen	Dion N	Jennifer Welch	Gary Pierce
Eric Frye	Justin Everitt	Timothy Bialek	Steven Hinrichs	Joshua Little	Kevin Jacox	Hugh Pennell
Scot OBrien	Your Girl	Steven Bachman	Rarou Kong	Calvin Bonton Jr.	Elias Ayende	Kevin Carey
Pragneshkumar Patel	Bryce E Adair	Candace Riffle	Jordan Martelle	Robert Sohmer	Justin Edge	Demetrious Monroe
Jerome Hannon	Lela Elliott	Edward Kelly Medlock	Zachary David Mangum	Matthew Webb	Ali Charemwandy	Robert Bellavance
Jayla Lewis	Angus Taylor Aron	Uni Bryant	Tyler Cormier	Julie Fielding	Carlo Lamagna	Keith W Vinglinsky
Tracy Michelle Lyon	Karla Woods	Brian J Bussard	Tyler Bolt	Robert Lindelof	Evan Louis Stewart	Steph Lewis

Mark R Hogan
Michael Meadows
Tyrone Evans
Matthew Sumpter
Andrew Lee Rutherford
Stephen Burger
Darryl Lizyness
Nathan Raska
Andrew Collins
Kimberly GARTH
Melissa Givvines
Matthew R. Abel
Kyle Garrett
Jason Priest
Sandra Prokott
Carlo Lamagna
Julio Mendoza
Timothy Bialek
Geogy Philip
Waqar Rizvi
Victor Darby

Romel Fabriga
Michelle Kramer
Corrie Black-Rofinot
Peter Angell
Iain McIntyre
Jonathan Sanders
Patrick Enweronye
Joe Bergan
Vijay Ramisetti
Antonio Beltran
Greg Steven Andersen
Charles Schramm
Gary B Coffie
Scott Jones
Tyler Murphy
Abby Zediker
Adan Ibarra
Edward Kelly Medlock
Apurva Sharma
Jason Stewart
Adie Akuffo-Afful

Robert C Atkinson
Teresa Dearmon
Colleen Pennell
Gevian Dargan
Christopher Seus
Melissa Madrid-Odom
Tyler Murphy
Jason Stewart
James DeArmitt
Jose Luna
Monika Long
Jeremy Sandoval
Mario M Teel Jr.
Christopher Seus
Chris Roness
Erin Alejandrino
Anthony D'Oronzo
Greg Shoemaker
David Park
Jason Stewart

Eric Williams
Tara Lightsey
Daniel Tyson
Barry Carlsen
Lourdes Juers
Michael Brzezinski
Wegens Heurtelou
Bennett Amodio
Jobright Peter
Bryan Struble
James Raney
W Kim Colich
Jared NUNN
Fred Elder
Jihua Ren
Josh Yundt
Inez Austin
Azhar Allahdad
Mario M Teel Jr.
Jason Stewart

Matthew Jones
John Dexter
Jeff Nail
Jermaine Polk
Wijahat Riyaz
Darline KERSAINVIL
Andrew Dombrowski
Christopher Peterson
Randall Mccarty
Derek Sweger
Khris Persaud
Eric Baldridge
Joshua Little
Ricky Simon
Andres Limonggi
Steve Eckert
Kevin Wisniewski
Steven Brevett
Gabriel Paravisini
Edward Kelly Medlock

Shawn Stanton
Michael Lejsek
Parth Patel
Tony N Pathammavong
Daniel White
Eric Rancourt
George Wodehouse
Brannon Isaac Dominguez
Asim Bag
Clarence Nathan
James Wheeler
Mario M Teel Jr.
Josiah Buss
Rachel Wacher
Elmer Gamble
Tyler Bailey
Craig Parr
Franklin Grun
Christopher Hanson
Edward Kelly Medlock

Kyle Commerford
Rachel Wacher
Raul Aldrete Jr
Christina Amicangioli
Srini Parvathaneni
Jonathan Schneider
Elmer Gamble
Douglas P. Smith, DDS
Hugh Pennell
Lamel Tolbert
Bill Tirrell
Chukwuoma Ngoka
Travis Davis
Andrew Ingersoll
Matthew Jones
Waqar Rizvi
Bryan Struble
Scott Hunter
Waqar Rizvi
Edward Kelly Medlock

Thank You!

From the People Finance Team



Anthony Hughes
CEO



Carsten Carlsen
Chief of Staff



Sina Ghazi
VP of Product

Former CIO of NICI Brokerage and Product Manager at Jacquard where he led the rollout of an API Banking Platform and created real-time business analytical reports for a dataset of 5 million+ active customers.



Niko Hughes
Strategic Growth Advisor

Prior to Stonks Trading Cofounded + Bootstrapped two startups to $1m+ in ARR. Revenue Generation + User Acquisition expert who's helped 35+ tech companies reach acquisition, venture rounds and/or profitability. Board Member KAGWERKS. US Army Officer.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Anthony Hughes	CEO @ Stonks Trading, Inc.	2021

Officers

OFFICER	TITLE	JOINED
Anthony Hughes	CEO Treasurer Secretary	2021

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Anthony Hughes	5,000,001 Common Shares	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2021	$275,070		4(a)(6)
10/2021	$10,000		Section 4(a)(2)
11/2021	$83,837	Common Stock	Regulation D, Rule 506(b)
03/2022	$93,208		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	5,000,001	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

COVID-19 can materially impact our business. It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Although previous assumptions of 100k+ users have been presented in the company roadmap, realize these are projections only and do not represent any guarantees.

Although there are several thousand users on the waitlist, please note, that is not an accurate representation of future customer revenue and may result in 0 customer conversion.

All investments could result in a total loss of investment. If you have any reservations of investing you should hold off and ask the company for more information.

Future projections of success are for illustrative purposes only and do not constituent a guarantee of future success/profit.

Investing in a startup presents many risks. Although we would love to be a very successful/cash generative company, please know there is a risk that the company could fail.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Although our goal is to be a public company there are many challenges and hurdles that stand in our way. Please note, there is no guarantee that we will ever be a public company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[Ⓢ];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 100% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $10,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar

securities issued by us that were conducted in the market.

Company

Stonks Trading, Inc.

- Delaware Corporation
- Organized February 2021
- 1 employees

6321 Washington Ave
Windsor Heights IA 50324

https://www.trystonks.com/

Business Description

Refer to the People Finance profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

People Finance is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.